Exhibit 99.1

Consortium including Eco Wave Power, Toshiba, Hitachi Energy, and

UK Universities Secure £1.5 Million Grant to Develop Wave-Powered

Microgrid for Island in Thailand

Innovate UK’s Energy Catalyst Program Grant to Fund the Development of EWP Onshore

Wave Energy Converters to Supply Power to Remote Island

Tel Aviv, Israel, Feb. 8, 2024 – Eco Wave Power Global (Nasdaq: WAVE) (“Eco Wave Power” or the “Company” or “EWP”), a leading, publicly traded onshore wave energy company, is pleased to announce that  it has won a £1.5 million grant (the “Grant”) as part of a consortium led by Toshiba (U.K.) and Aquatera (U.K.) to design a pilot microgrid project for a remote island in Thailand.

The £1.5 million grant is part of Innovate UK’s Energy Catalyst program Round 10, which supports U.K. and international businesses and organizations in developing market-focused technologies that provide clean, affordable and accessible energy..

The consortium is led by Toshiba Europe Limited (“Toshiba”) , Aquatera Ltd (“Aquatera”) and also includes Hitachi Energy Ltd. (“Hitachi”) and teams from the University of Manchester, the University of Exeter, the Asian Institute of Technology (“AIT”), and the Queen Mary University of London (“QMUL”). The consortium will utilize the onshore Wave Energy Converters (WECs) developed by EWP and implement advanced technology developed by the corporate partners and the university teams.

Eco Wave Power was selected by the parties as Eco Wave Power’s WEC offers several competitive advantages including cost-efficiency, insurability, reliability, environmental friendliness, and a forecasted attractive levelized cost of energy for low-income residents in islands, in comparison to solar and diesel generators.

New technology to be developed as part of the project will include the development and deployment of:

●	novel and predictive control systems;
●	a radar system to forecast wave heights to help avoid hazardous conditions and maximize WECs energy generation;
●	a fully AI-based load and generation prediction system; and
●	wireless, distributed energy management system to provide electricity without expensive lithium-ion batteries.

Professor Guang Li, of the University of Manchester, said: “This is a second grant from Innovate UK for the development and commercialization of the Eco Wave Power’s technology. In our previous early-stage project, we have numerically demonstrated the efficacy of our advanced control technology that can improve the onshore WEC energy output by at least 40%. This project will enable us to continue our study in this area to further promote the technology readiness level and significantly enhance the WEC potential.”

Dr Kamyar Mehran, the project investigator from QMUL, added, “I am excited to start our second phase of this project after our successful initial feasibility study. We would like to thank Innovate UK for the generous funding, which can pave the way for the commercialization of all novel technologies we have researched for years. I also believe with our great partners we can achieve all of our objectives in this project”.

Inna Braverman, Founder and CEO of Eco Wave Power, commented: “We see this as a strong vote of confidence in Eco Wave Power and our pioneering technology and look forward to a productive collaboration with the team from Toshiba, Hitachi, Aquatera Queen Mary University of London, University of Manchester, The Asian Institute of Technology, the University of Exeter, and the Provincial Electricity Authority of Thailand. We are extremely grateful to Innovate UK for this Grant, as this project presents a unique opportunity for us to research a new technology application for our WEC, customized for islands and other micro grid applications, which are a significant target market for Eco Wave Power.”

The Thai electrical state enterprise, the Provincial Electricity Authority (the “PEA”), will act as the microgrid operator on the island and minimize the capital cost of electricity to provide an electricity tariff, as inexpensive as monthly mobile charges, without incurring any asset ownership and maintenance costs for residents.

Aquatera, with its close collaboration with AIT, will be active in seeking further private and public investment for similar pilot projects in Thailand’s islands and even neighboring Southeast Asian countries with excellent potential for wave energy pilots.

PEA officials said: “PEA is a leading organization in the region, which focuses on providing efficient, reliable electricity services, related business for developing the quality of life, and sustainability of economics and society.”

About Eco Wave Power Global AB

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of and received all approvals for its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power’s technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history. Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles, and plans to move towards its first commercial installation in Portugal. In addition, the Company holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when discussing the prospective utilization of EWP’s WECs and advanced technology developed by the corporate entities in the consortium, including novel and predictive control systems, a radar system to forecast wave heights to help avoid hazardous conditions and maximize WECs energy generation, a fully AI-based load and generation prediction system, and wireless, distributed energy management system to provide electricity without expensive lithium-ion batteries, that this project will enable us to continue our study in this area to further promote the technology readiness level and significantly enhance the potential of WEC, the belief that the consortium can achieve all of its objectives in this project, the prospective involvement of PEA, and that Aquatera and AIT will be active in seeking further private and public investment for similar pilot projects. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

For more information, visit: www.ecowavepower.com/about/who-are-we

Media Contact:

Erica Zeidenberg

Hot Tomato Marketing

erica@hottomato.net

925.518.8159

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